82-3470

03 FEB 25 AM 7:21

03007379

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

21st February, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

SUPPL

Dear Sirs,

Marketing of SSI Agarbattis

We enclose a copy of the Press Release dated 21st February, 2003 issued by the Company on the subject.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

PRESS RELEASE

To :

From : Mr. S H Venkatramani
Head – Corporate Communications

ITC to market SSI 'Agarbathis'

Launches premium *Spriha* brand in Pondicherry

February 21: ITC today launched its ***Spriha*** brand of Natural Incense Sticks (Agarbathis) manufactured by 'Cottage Industries', a unit of the Sri Aurobindo Udyog Trust in Pondicherry. The launch was on the occasion of the 125th birth anniversary of 'The Mother' of Sri Aurobindo Ashram.

ITC will market ***Spriha*** in two fragrance options – 'Sambrani' and 'Nagchampa'. As a premium brand of 'Agarbathis', ***Spriha*** is priced at Rs.20 for 20 sticks. These incense sticks are manufactured in the traditional **'masala method'**, using natural ingredients.

ITC has also launched two other 'Agarbathi' brands - *Nivedan* at Rs.10 (for 20 sticks), and *Ashageet* at Rs.7.50 (for 20 sticks) and Rs.4.(for 10 sticks). 'Nivedan' is available in 'Sandal' and 'Bouquet' fragrances, and 'Ashageet' in 'Rose' and 'Jasmine'. These products are manufactured by small-scale units in Bangalore and other locations.

Almost all of ITC's new initiatives in the FMCG sector are modelled on outsourcing the production from Small and Medium Enterprises (SMEs). The Company aims to enhance the competitiveness of the small and medium scale sectors through its complementary R&D based product development and marketing strengths, especially the breadth and depth of the Company's trade marketing and distribution. It is part of the Company's stated philosophy of "commitment beyond the market" to consciously contribute to enhancing the competitiveness of the larger value chain of which it is a part. The Company sees it as part of its superordinate goal to create "enduring value for the nation".

February 21, 2003